1775 I Street, N.W. Washington, DC 20006-2401 +1 202 261 3300 Main +1 202 261 3333 Fax www.dechert.com

JOHN M. THORNTON john.thornton@dechert.com +1 202 261 3377 Direct +1 202 261 3077 Fax

July 27, 2012

VIA EDGAR

Mr. Houghton R. Hallock

Division of Investment Management

Securities and Exchange Commission

Office of Filings and Information Services

Branch of Registrations and Examinations

Mail Stop 0-25

100 F Street, NE

Washington, D.C. 20549

Re:	Goldman Sachs Trust (the “Registrant”)
SEC File Numbers: 033-17619 and 811-05349

Dear Mr. Hallock:

This letter responds to comments you provided to Lisa Price and me in a telephonic discussion on July 2, 2012, with respect to your review of Post-Effective Amendment No. 326 (“PEA No. 326”) to the Registrant’s registration statement filed with the Securities and Exchange Commission on May 18, 2012. PEA No. 326 was filed pursuant to Rule 485(a)(1) under the Securities Act of 1933 for the purpose of updating disclosure related to the investment strategies of the Goldman Sachs Emerging Markets Debt Fund, Goldman Sachs Local Emerging Markets Debt Fund and Goldman Sachs High Quality Floating Rate Fund (formerly, Goldman Sachs Ultra-Short Duration Government Fund) (together with other series of the Registrant with a March 31 fiscal year end, the “Funds”, and each, a “Fund”). We have reproduced your comments below, followed by our responses.

1.	Comment: Under “Fees and Expenses of the Fund” in each Fund’s summary section, please show any numbers in the “Shareholder Fees” table to the second decimal place.

Response: The Registrant has incorporated your comment.

2.	Comment: In your response, please indicate whether any of the Funds’ share classes other than Class A offers sales charge discounts for purchases beyond certain dollar thresholds.

US Austin Boston Charlotte Hartford Los Angeles New York Orange County Philadelphia Princeton San Francisco

Silicon Valley Washington DC EUROPE Brussels Dublin London Luxembourg Moscow Munich Paris ASIA Beijing Hong Kong

July 27, 2012 Page 2

Response: The Registrant hereby confirms that Class A is the only share class offered by the Funds that provides investors with sales charge discounts for purchases beyond certain dollar thresholds.

3.	Comment: With respect to the “Principal Strategy” disclosure for each of the Goldman Sachs Emerging Markets Debt Fund and Goldman Sachs Local Emerging Markets Debt Fund, please indicate whether it is appropriate to include “other instruments of issuers in emerging market countries” for purposes of satisfying its policy pursuant to Rule 35d-1 under the Investment Company Act of 1940, as amended (the “1940 Act”). Second, please indicate whether it is appropriate for the Investment Adviser to have discretion in determining whether a country qualifies as an “emerging market country.” Third, please describe what it means for an issuer to be “tied economically to” an emerging market country (e.g., whether there are revenue- and/or asset-related tests). Finally, please clarify how the concept of “country of risk” is being used, and consider providing additional disclosure about this concept pursuant to Item 9 of Form N-1A.

Response: First, the Registrant believes that it is appropriate to include “other instruments” for purposes of satisfying the Goldman Sachs Emerging Markets Debt and Goldman Sachs Local Emerging Markets Debt Funds’ policies pursuant to Rule 35d-1, provided that they have economic characteristics similar to those of debt securities. The SEC stated the following in footnote 13 in Release No. IC-24828 (“Investment Company Names”):

“We have modified [certain] language [from the proposal] to require that an investment company with a name that suggests that the company focuses its investments in a particular type of investment invest at least 80% of its assets in the indicated investments. Rule 35d-1(a)(2). In appropriate circumstances, this would permit an investment company to include a synthetic instrument in the 80% basket if it has economic characteristics similar to the securities included in that basket.” (emphasis in original)

The Registrant hereby confirms that, for purposes of satisfying its respective policies pursuant to Rule 35d-1(a)(2), each Fund includes “other instruments” in its 80% basket only if they have economic characteristics similar to those of emerging markets debt securities, and has included disclosure to this effect in each Fund’s Summary section under “Principal Strategy”.

July 27, 2012 Page 3

Second, in accordance with the guidelines set forth in the Prospectus, Goldman Sachs Asset Management, L.P., the Funds’ Investment Adviser, believes that it is necessary for it to retain some discretion with respect to identifying countries as emerging markets countries. Whether a particular country is an “emerging markets country” is fluid, and subject to change over time. Moreover, the Prospectus (i) states that emerging markets countries include those considered to be developing by the World Bank, (ii) identifies the regions in which such countries are likely to be located, and (iii) lists, for each Fund, specific countries in which the Fund’s investment focus is intended to be. The Registrant and the Investment Adviser believe that this disclosure is reasonable and gives investors a concrete sense of the regions and countries to which the Funds expect to have investment exposure, while also providing necessary flexibility.

Third, each Fund has incorporated your comment by clarifying what is meant by “tied economically to” an emerging market country under “Investment Management Approach—Principal Investment Strategies—Emerging Markets Debt Fund, and —Local Emerging Markets Debt Fund”, respectively. Specifically, the Investment Adviser may (but is not required to) deem an issuer of corporate debt to be “tied economically to” an emerging market country if it derives at least 50% of its revenues and/or profits from goods produced, sales made or services provided in one or more emerging markets countries (the “50% test”).

Finally, each Fund has revised its “country of risk” disclosure to clarify that identifying an issuer’s “country of risk” using the described Bloomberg methodology is the ordinary means by which the Investment Adviser determines whether an issuer of corporate debt is located in an emerging market country, and thus qualifies its debt for inclusion in the Fund’s 80% basket. In addition, as noted above, the 50% test would be an alternate means by which the Investment Adviser could deem an issuer of corporate debt to be tied economically to an emerging market country, and thus qualify its debt for inclusion in the Fund’s 80% basket, irrespective of the result achieved under the Bloomberg “country of risk” methodology.

4.	Comment: With respect to the “Principal Strategy” disclosure for each of the Goldman Sachs Emerging Markets Debt Fund and Goldman Sachs Local Emerging Markets Debt Fund, please indicate whether each Fund is permitted to invest in non-investment grade fixed income securities (each Fund includes “Non-Investment Grade Fixed Income Securities Risk” as a principal risk).

Response: Each of these Funds is permitted to invest in non-investment grade fixed income securities. In each Fund’s “Principal Strategy” section, the Prospectus states the following: “The countries in which the Fund invests may have sovereign ratings that are below investment grade or are unrated. …The Fund may invest in securities without regard to credit rating.”

July 27, 2012 Page 4

5.	Comment: With respect to each Fund, please confirm that appropriate principal risk disclosure appears in connection with each of the Fund’s principal strategies.

Response: The Registrant hereby confirms that with respect to each Fund, appropriate principal risk disclosure appears in connection with each of the Fund’s principal strategies.

6.	Comment: In the Goldman Sachs Investment Grade Credit Fund’s “Principal Strategy” section, the Prospectus states that the Fund may invest in credit default swaps. Please confirm that when the Fund writes or sells credit default swaps, it will maintain asset coverage (for purposes of Section 18 of the 1940 Act) equal to the full notional value of such swaps.

Response: The Fund hereby confirms that when it sells credit default swaps, it will maintain asset coverage (for purposes of Section 18 of the 1940 Act) equal to the full notional value of such swaps.

7.	Comment: In the Goldman Sachs High Quality Floating Rate Fund’s “Principal Strategy” section, the Prospectus states that the Fund may use Eurodollar futures and interest rate swaps “primarily to manage the Fund’s duration.” Please describe how the Fund intends to do this.

Response: The Fund has incorporated your comment by providing the requested disclosure under “Investment Management Approach—Principal Investment Strategies—High Quality Floating Rate Fund”.

8.	Comment: In the Goldman Sachs High Quality Floating Rate Fund’s “Principal Strategy” section, the Prospectus states that the Fund’s investments in floating and variable rate obligations may include collateralized mortgage obligation floaters. Please consider providing additional disclosure describing these investments.

Response: Disclosure about collateralized mortgage obligations (“CMOs”) appears in the Prospectus (“Appendix A—Portfolio Securities and Techniques—Mortgage-Backed Securities”) and the Statement of Additional Information (“Description of Investment Securities and Practices— Mortgage Pass-Through Securities”).

July 27, 2012 Page 5

9.	Comment: In the Goldman Sachs High Quality Floating Rate Fund’s “Principal Strategy” section, the Prospectus states that the Fund’s target duration range is “that of the Bank of America Three Month U.S. Treasury Bill Index, plus or minus 1 year.” Please provide information about this index’s duration, and indicate whether it would be possible for the Fund’s duration to be negative.

Response: The Fund has incorporated your comment by providing information about the index’s duration. The Fund hereby confirms that, consistent with its current disclosure, its duration at a given time could potentially be negative.

10.	Comment: In the Goldman Sachs High Quality Floating Rate Fund’s “Performance” section, please provide disclosure noting the Fund’s change in investment strategy.

Response: The Fund has incorporated your comment.

11.	Comment: Under “Investment Management Approach—Principal Investment Strategies—High Quality Floating Rate Fund”, the Prospectus states the following: “To the extent required by Securities and Exchange Commission (“SEC”) regulations, shareholders will be provided with sixty days notice in the manner prescribed by the SEC before any change in the Fund’s policy to invest at least 80% of its Net Assets in the particular type of investment suggested by its name.” Please rephrase this disclosure to bring it into closer conformity with the requirements of Rule 35d-1 under the 1940 Act.

Response: Rule 35d-1 under the 1940 Act (the “Rule”) requires that a fund with a name suggesting investment in certain investments or industries, or investment in certain countries or geographic regions, adopt a policy to invest at least 80% of its assets (as defined by the Rule) in the particular types of investments suggested by its name. Moreover, such a policy must either (i) be fundamental under Section 8(b)(3) of the 1940 Act, or (ii) provide that the fund will provide shareholders with at least 60 days’ prior notice of any change to this policy. The Registrant believes that its disclosure, as quoted above, is consistent with the terms of the Rule and respectfully declines to alter its disclosure in this regard. Furthermore, the Registrant hereby confirms that, for those of its Funds subject to the Rule, it will continue to abide by its terms.

12.	Comment: Under “Investment Management Approach—Principal Investment Strategies—High Quality Floating Rate Fund”, the Prospectus identifies the Fund’s benchmark as the Bank of America Three Month U.S. Treasury Bill Index, which represents a change from the Fund’s current benchmark. Please provide the disclosure required by Instruction 2(c) to Item 4(b)(2).

July 27, 2012 Page 6

Response: The requested disclosure appears as a footnote to the “Average Annual Total Returns” table in the Fund’s “Performance” section.

13.	Comment: In the “Trustees” table under “Trustees and Officers” in the Statement of Additional Information, please modify the last column on the right to indicate “Other Directorships Held by Trustee During Past 5 Years,” and provide disclosure for each Trustee in that column accordingly.

Response: Item 17(a)(1) of Form N-1A and Instruction 4 thereto require disclosure of “Other Directorships Held by Director,” in the present tense, without a reference to “during the past 5 years.” The Form does not require disclosure of other directorships held within the past 5 years. Accordingly, the Registrant respectfully declines to modify its disclosure in this regard.

Please do not hesitate to contact the undersigned at 202.261.3377 with any questions or comments concerning this correspondence.

Very truly yours,

/s/ John M. Thornton

John M. Thornton